One Atlantic Center

1201 West Peachtree Street

Atlanta, GA 30309-3424

404-881-7000 | Fax: 404-881-7777

David Park	Direct Dial: 404-881-7411	Email: david.park@alston.com

September 4, 2019

Ms. Pamela Long
Assistant Director Office of Financial Services
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7561

Re:	MetroCity Bankshares, Inc. Draft Registration Statement on Form S-1 Submitted August 2, 2019 CIK No. 0001747068

Dear Ms. Long,

On behalf of MetroCity Bankshares, Inc. (the “Company”), this letter sets forth the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission set forth in its letter dated August 26, 2019 (the “Comment Letter”), regarding the above-referenced draft registration statement on Form S-1 (the “Draft Registration Statement”). The Company has also revised the Draft Registration Statement in response to the Staff’s comments and is publicly filing concurrently with this letter the Registration Statement on Form S-1 (“Registration Statement”), which reflects these revisions and updates and clarifies certain other information.

For the convenience of the Staff, each comment from the Comment Letter is restated in italics prior to the response to such comment. Page references in the text of this letter correspond to pages and captions in the Registration Statement. We are also sending, under separate cover, a marked copy of the Registration Statement showing the changes from the Draft Registration Statement submitted on August 2, 2019.

General

1.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

September 4, 2019 Page 2

Response: The Company confirms that it will supplementally provide the Staff with copies of all written communications, if any, that it, or anyone authorized to do so on its behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act.

Market Price of Common Stock, page 47

2.	Please revise to provide the range of high and low bid information for each full quarterly period within the two most recent fiscal years and any subsequent interim period, and other information called for by Item 201(a) of Regulation S-K.

Response: In response to the Staff’s comments, the Company has revised the disclosure on page 47 to provide the range of high and low bid information for each full quarterly period within the two most recent fiscal years and the subsequent interim periods.

Noninterest Income, page 54

3.	We note your disclosure on pages 54, 60 and 65 that when selling the guaranteed portion of SBA loans, you are required by GAAP to defer a portion of the gain on sale over the life of the unguaranteed portion of the loan which you hold. In order to better understand your accounting related to your SBA loan sales, please provide us the following information related to a typical SBA loan sale, including:

•	the fair value of the portion of the SBA loan sold and the portion retained,
•	how you allocate the previous carrying amount based on the relative fair values at the date of the transfer,
•	how you calculate of the gain on sale in accordance with ASC 860-20-40-1A, and
•	the journal entry recorded.

See ASC 860-20-55-46 for an example of the information we requested.

Response: In calculating the gain on sale of SBA loans, the Company’s investment in the loan is allocated among the unguaranteed portion of the loan retained and the guaranteed portion of the loan sold, based on the relative fair market value of each portion. The gain on the sold portion of the SBA loan is recognized based on the difference between the sale proceeds and the allocated investment in the portion sold. The difference between the portion retained (i.e. participating interest) and its relative fair market value at the date of sale based on the cash premium bid is recorded as a loan discount and accreted into interest income over the remaining life of the loan as an adjustment to yield. We have included below a recent SBA loan sale calculation to illustrate how we calculate the fair market value portion sold and portion retained, the gain on sale in accordance with ASC 860-20-40-1A, and the recorded journal entry.

September 4, 2019 Page 3

Gain on Sale of SBA Loan

FASB 166 Calculation

GopChang Story BBQ
Month of sale	6
Year of sale	2019
Loan amount	$5,000,000
Term (months)	300
% sold	75.00%
Loan sale price	110.819

	15,356.25	to SBA

Gross Premium	$390,356.25

	Fair		Basis
	Value		Allocation	Difference
Gain on sale
Interest sold	$4,140,356	76.81%	$3,840,522		299,834	gain
Interest retained	$1,250,000	23.19%	$1,159,478		90,522	deferred
	$5,390,356	100.00%	$5,000,000
Gain on sale

Proceeds		$4,140,356
Basis		$3,840,522
Gain		$299,834

Accounting entry
Cash		$390,356.25
Deferred Gain on Sale			$90,521.90
Gain on Sale			$299,834.35
		$390,356.25	$390,356.25

4.	Please revise your accounting policy discussion to more accurately describe your accounting related to the sale of the guaranteed portion of the SBA loans consistent with the terminology used in ASC 860-20-40-1A, if appropriate.

Response: The Company accounts for the sale of the guaranteed portion of SBA loans in accordance with ASC 860-20-40-1A. The Company understands that the prior disclosures on pages 54, 60 and 65 and in Note 1 of the 2018 consolidated financial statements on page F-41 in the Draft Registration Statement could result in confusion that the Company is not accounting for this sale in accordance with ASC 860-20-40-1A. As a result and in response to the Staff’s comment, the Company has revised the disclosure in Note 1 on page F-41 accordingly. The Company has also removed the related disclosure on pages 54, 60 and 65, as discussed in comment #3 above, to avoid any further confusion.

September 4, 2019 Page 4

Credit Quality, page 90

5.	We note your disclosure on pages 3 and 90 that, “A significant portion of our nonperforming assets, reserves and charge-offs are attributable to auto loan pools that we purchased in prior years.” Based on quantitative information on page 49, it appears that the auto loans pools had an immaterial impact on certain credit metrics as of June 30, 2019. Please review your disclosure to more accurately describe the impact of the auto loan pools on credit metrics.

Response: In response to the Staff’s comments, the Company has removed the disclosure on pages 3 and 90 due to the immaterial impact of the auto loan pools on the Company’s credit metrics and to keep consistent with the quantitative disclosure on page 49.

September 4, 2019 Page 5

Please do not hesitate to contact the undersigned at 404-881-7411 if you should have any questions.

Sincerely,

/s/ David Park

David Park

cc: Nack Paek, Chairman and Chief Executive Officer, MetroCity Bankshares, Inc.